SCHEDULE 14A
                                 (RULE 14A-101)

                            SCHEDULE 14A INFORMATION

                    PROXY STATEMENT PURSUANT TO SECTION 14(A)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           Filed by the Registrant [ ]

                 Filed by a Party other than the Registrant [x]

Check the appropriate box:
[x]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Under Rule 14a-12

                                 Celeritek, Inc.
                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                   Celeritek Shareholder Protective Committee
               (NAME OF PERSON(S) FILING PROXY STATEMENT, IF OTHER
                              THAN THE REGISTRANT)

Payment of Filing Fee (Check the appropriate box):
[x]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
     (1)  Title of each class of securities to which transaction applies:
     (2)  Aggregate number of securities to which transaction applies:
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
     (4)  Proposed maximum aggregate value of transaction:
     (5)  Total fee paid:

[ ]  Fee paid previously with preliminary materials:

     [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     (1)  Amount Previously Paid:
     (2)  Form, Schedule or Registration Statement No.:
     (3)  Filing Party:
     (4)  Date Filed:

                                                                Preliminary Copy


                                 PROXY STATEMENT
                                       OF
                   CELERITEK SHAREHOLDER PROTECTIVE COMMITTEE
                     IN OPPOSITION TO THE BOARD OF DIRECTORS
                               OF CELERITEK, INC.

                           __________________________


                       SPECIAL MEETING OF SHAREHOLDERS OF
                                 CELERITEK, INC.
                             TO BE HELD MAY 19, 2003
                                       AT
                             SANTA CLARA, CALIFORNIA

                           __________________________


         This Proxy Statement, dated April __, 2003 ("Proxy Statement"), and the accompanying WHITE proxy card are being furnished in connection with the solicitation of proxies by the Celeritek Shareholder Protective Committee (the "Shareholder Committee") to be voted at the special meeting of Celeritek, Inc. (the "Company") to be held at 10:00 a.m. (local time) on May 19, 2003, and at any adjournments, postponements, or reschedulings thereof (the "Special Meeting").

         At the Special Meeting, a vote will be held on the following proposals:

                  1. To remove all of the current members of the Company's Board of Directors; and, if Proposal 1 is adopted by shareholders at the Special Meeting,

                  2. To fill the vacancies on the Company's Board of Directors created by the removal of the current directors by electing new directors to serve as members of the Board of Directors until the next annual meeting of shareholders or until the election and qualification of each of their successors.

         The Shareholder Committee has nominated the following six individuals for election as members of the Board of Directors (each individually a "Shareholder Committee Nominee," and collectively, the "Shareholder Committee Nominees") to fill the vacancies created by any removal of the current directors:

                           (1) KEVIN DOUGLAS

                           (2) MILTON BORKOWSKI

                           (3) KENNETH POTASHNER

                           (4) BRYANT RILEY

                           (5) LLOYD MILLER

                           (6) MICHAEL TARGOFF

         Pursuant to this Proxy Statement, we are soliciting your proxy in support of the election of the Shareholder Committee Nominees as directors of the Company.

         The Proxy Statement and WHITE proxy card are first being mailed to the shareholders of the Company on or about ________, 2003.


                                 I. BACKGROUND

         Members of the Shareholder Committee have been involved with the Company for the past four years. Specifically, Bricoleur Partners first purchased shares of the Company's common stock in April 1999, B. Riley & Co. first began providing research coverage on the Company as part of the services it provides its institutional clients in November 2000, Lloyd Miller first purchased the Company's shares in February 2001 and Kevin Douglas and B. Riley & Co. Holdings first purchased shares in November 2002.

         The Shareholder Committee includes the following detailed discussion of the Company's response to the Anaren Inc. proposal in the Background section of this proxy statement to illustrate the measures the Company has taken to "block out" possible buyout proposals and to discourage formal purchase offers. The facts presented in this proxy statement concerning communications between Anaren and the Company are based on publicly available information contained in
Schedule 13Ds filed with the Securities and Exchange Commission. Statements about the Company's performance are derived from the Company's filings with the Securities and Exchange Commission.

         Mr. Riley and the other members of the Shareholder Committee at no time have considered forming an insurgent group with Anaren or Mr. Lawrence A. Sala, its Chairman, President and Chief Executive Officer. No Anaren representative, including Mr. Sala, has been privy to the strategy sessions or decision making process of the Shareholder Committee. Further, there is no agreement or understanding between Mr. Sala and/or Anaren, on the one hand, and the Shareholder Committee, on the other, to act in concert or to affect the Company in any way. The Shareholder Committee is committed to keeping its options open in order to best maximize the value of the Company's common stock to its stockholders. This value maximization strategy may or may not involve Anaren and/or its proposals.

         On March 4, 2002 a representative of Anaren (formerly Anaren Microwave Inc.), a customer of the Company, contacted Mr. Tamer Husseini, Chairman, President and Chief Executive Officer of the Company, by certified letter to express Anaren's interest in discussing the terms of a possible business combination transaction with the Company. Shortly thereafter, Mr. Husseini orally responded that he was not interested in discussing any such transaction.

         On March 5, 2002, shares of the Company's common stock listed on the Nasdaq National Market closed at $10.04 per share.

         On May 8, 2002, the Company announced its earnings for its fiscal fourth quarter and, for the fifth consecutive quarter and 12 out of the last 16 quarters, it posted negative earnings. The Company's loss for the quarter on a GAAP basis was $2.8 million or $0.23 per share. Pro forma losses were $1.6 million for the quarter and $0.13 per share. For fiscal 2002, the net loss on a GAAP basis was $22.6 million or $1.87 per share. The year loss on a pro forma basis was $7.7 million or $0.63 per share.

         On June 10, 2002, Mr. Lawrence A. Sala, Anaren's Chairman, President and Chief Executive Officer, wrote to Mr. Husseini (providing copies of the letter to the rest of the Company's board members) and again expressed Anaren's interest in a potential business combination transaction with the Company.

         On June 13, 2002, Mr. Husseini notified Mr. Sala that Anaren's June 10, 2002 letter would be included on the agenda for the Company's August board meeting, approximately two months later.


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


         On June 21, 2002 the Company's proxy statement was filed. Despite reported losses for 12 of the Company's last 16 quarters and reporting a loss of over $22 million in fiscal year 2002, more than double the loss in fiscal year 2001 when Mr. Husseini voluntarily lowered his salary, Mr. Husseini's salary was reinstated to $315,000 for 2003, and he was awarded options to purchase 100,000 shares of the Company's common stock. Perry Denning, the vice president of the semiconductor division was awarded a $78,348 bonus and 35,000 stock options despite large losses in that division.

         On July 1, 2002 Anaren filed a Schedule 13D stating its belief that a business combination of Anaren and the Company would be in the best interest of the respective shareholders, customers and employees of the two companies. In addition, Anaren stated that a potential transaction between the Company and Anaren was too significant to delay initial consideration by the Company's board until an unspecified date in August. Consequently, Anaren publicly announced its immediate intent to begin a dialogue with the Company and its willingness to enter into a confidentiality agreement and to begin performing customary due diligence so as to negotiate an acquisition agreement pursuant to which Anaren would acquire the Company, with the form and terms of the consideration to be paid to be determined.

         On July 29, 2002, the Company filed a report on Form 8-K pointing out the amendments to its Articles and Bylaws which include the elimination of shareholder action by written consent, the elimination of cumulative voting and the implementation of advance notice and information requirements for nominating directors and bringing shareholder proposals at annual or special meetings, all of which the Committee regards as management entrenchment devices because they are more restrictive than the requirements of either California state law or the Federal securities laws.

         At the annual meeting on August 2, 2002, Mr. Husseini restricted shareholder access to the outside directors by reading a statement that all questions to the board should be directed to Mr. Husseini. Mr. Husseini was asked questions concerning executive compensation, the timetable for company profitability and plans for realizing shareholder value. In the Committee's view, Mr. Husseini failed to substantively respond to any of these questions.

         After the annual meeting on August 2, 2002, representatives from Anaren, including Mr. Sala, met with Mr. Husseini, Margaret E. Smith, the Company's Chief Financial Officer, and representatives of the Company's outside counsel, Wilson Sonsini Goodrich & Rosati. Almost five months had passed since Anaren had first approached the Company about a possible transaction. At the outset of this meeting, Mr. Husseini stated that the Company had adopted a "stand-alone strategy" and indicated that the Company was not interested in negotiating a business combination transaction with Anaren. After this statement, a representative of Wilson Sonsini stated that the Company would further consider Anaren's position and that Wilson Sonsini would contact Anaren during the week of August 5, 2002.

         During the week of August 5, 2002, Wilson Sonsini informed Anaren's counsel that the Company continues to prefer a stand-alone strategy, but offered Anaren the opportunity to present its position to the Company's Board of Directors, and indicated that if Anaren was willing to sign a standstill agreement, the Company would consider allowing Anaren to perform certain due diligence. The Anaren representatives reviewed the requested two-year standstill agreement and found it too onerous and unreasonably restrictive.

         On September 19, 2002, Mr. Sala sent another letter to the Company to the attention of Mr. Husseini. In this letter, Mr. Sala reiterated Anaren's belief that a combination of Anaren and the Company would be advantageous to both companies and their shareholders and he noted the many communications he had received from the Company's stockholders indicating their support for his proposals. The letter continued with the submission of an acquisition proposal in which Anaren offered a preliminary amount per share of $8.75 in an all-cash business combination transaction for all of the shares


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


of the Company's common stock (subject to due diligence and the negotiation and execution of a final agreement). In the letter, Anaren committed itself to enter into a customary confidentiality agreement in connection with the due diligence process. The letter set a deadline of October 1, 2002.

         On September 18, 2002, the closing price of the Company's common stock was $6.85 and the $8.75 Anaren offer represented a 27.7% premium. The Company did not respond to Anaren's September 19 letter.

         On November 5, 2002, Mr. Riley first met Mr. Sala at the American Electronics Association where Mr. Sala was presenting to investment analysts. Mr. Riley walked into the meeting after it was concluded and introduced himself. Mr. Sala was familiar with the name of Mr. Riley's firm, as B. Riley & Company had been critical of the Company's management in a number of research reports and in an article that was published in Barron's. They spoke briefly about the difficulties Anaren felt it had been having getting the Company to review its merger proposal. Mr. Sala also expressed his frustration with the fact that the shareholders of the Company had been inactive in influencing the Company's management to have meaningful discussions with Anaren. Mr. Sala had another presentation to make and the meeting concluded.

         On November 11, 2002, the Company lowered its 3rd quarter revenue guidance due to a reduction in the semiconductor business including a reduction in the Company's business with Motorola. In addition, the Company disclosed that future revenues would also be impaired by Motorola's decision not to have the Company provide components for Motorola's next generation of products (in fiscal 2002 sales to Motorola accounted for 43% of the Company's total revenues). On that same day the closing price for the Company's common stock was $5.43.

         On November 20, 2002, Mr. Riley wrote a letter to Mr. Husseini calling for the Company to review its merger policy and subsequently filed this letter with the SEC as an attachment to a Schedule 13D. After the filing of Mr. Riley's
Schedule 13D, Mr. Riley spoke with Mr. Sala to let him know of B. Riley & Company's involvement with the Company. Subsequently, Mr. Riley has had additional telephone conversations with Mr. Sala, typically around the time Mr. Riley's Schedule 13D filings or filings by the Shareholder Committee were made, and basically to confirm the accuracy of statements made about the Company's dealings with Anaren. Mr. Sala has expressed his continued interest in pursuing a merger agreement with the Company in these conversations with Mr. Riley, on quarterly conference calls and at the Needham Conference in February 2003.

         On November 21, 2002, Mr. Husseini responded to Mr. Riley's November 20 letter and agreed to discuss the matter further with Mr. Riley within the week. Mr. Riley did not hear from Mr. Husseini again until he received a letter from the Company on or around December 2, 2002 stating that the Company had discussed Mr. Riley's concerns and had decided to continue its stand-alone strategy.

         Mr. Riley also sent letters to all members of the board on November 20, 2002 and placed numerous phone calls to these same board members. Mr. Riley received no return calls from any of the board members.

         On November 22, 2002 Celeritek entered into Change of Control Severance Agreements with Tamer Husseini and Margaret Smith granting them, among other things, the right to a lump sum payment of three and two times their respective base salaries in effect as of the date of termination, the right to a lump sum payment of three or two times the average of their respective two highest annual bonuses paid in the preceding five years, and granting them immediate vesting of all unvested and outstanding stock options, if one of them should be terminated as a result of an involuntary termination within 24 months after a change in control or within three months on or before a change in control. Also, Mr. Husseini's


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


Agreement allows him to resign within 90 days of a change of control and receive a lump sum payment of his annual base salary in effect as of the date of resignation, a lump sum payment of the average of the two highest annual bonuses paid to Mr. Husseini for the preceding five years and the immediate vesting of half of all of his unvested and outstanding stock options. The definition of change of control under these Agreements includes, among other things, a change in the composition of the Company's Board of Directors, as a result of which fewer than 66% of the directors are incumbent directors. The removal of all of the current members of the Company's Board and the election of the Shareholder Committee Nominees, if approved by the shareholders of the Company, would constitute a change of control under this definition.

         On December 2, 2002, Mr. Riley attempted to contact the Company's board through publicly available email addresses and telephone numbers. Mr. Riley also emailed Ms. Smith, the Company's CFO, requesting the appropriate contact information for each director. Ms. Smith replied with an email stating that she would not provide the contact information and that the Company's board members do not comment on an individual basis on Company matters. She also stated that she had forwarded Mr. Riley's letter to the members of the board.

         On December 2, 2002, after numerous attempts, Mr. Riley spoke with a Company director, Robert Gallagher, who stated that he did not believe that a merger with Anaren was in the best interests of the Company and that he did not wish to speak to shareholders directly on the matter.

         On December 2, 2002, also after numerous attempts, Mr. Riley finally spoke to a Company director, Tom Hubbs. Mr. Riley brought up issues of board independence and the Anaren offer. Mr. Hubbs assured Mr. Riley that the board would discuss these issues. Mr. Riley made a request to present these critical corporate governance issues himself and Mr. Hubbs said that he would get back to Mr. Riley. As of April 22, 2003, Mr. Hubbs had not done so.

         On January 16, 2003, the Company reported a GAAP loss for its fiscal third quarter of 2003 of $10.2 million or $0.83 per share. On a pro forma basis the net loss was $2.8 million. For the first 9 months of its fiscal 2003, the Company reported a net loss on a GAAP basis of $12.6 million or $1.03 per share. The Company also issued guidance estimating that the Company expected revenues to continue to decline to $8 to $9 million for its fiscal 4th quarter ending March 31.

         On February 27, 2003, Bricoleur Capital Management, Lloyd Miller, Kevin Douglas, B. Riley & Co., and B. Riley & Co. Holdings, LLC formed the Celeritek Shareholder Protective Committee. The Shareholder Committee publicly announced its formation on March 5, 2003.

         On March 12, 2003, the members of the Shareholder Committee delivered to the Company a request that the Company call a special meeting of its shareholders to remove the current members of its Board of Directors and replace them with the following individuals: Kevin Douglas; Milton Borkowski; Kenneth Potashner; Bryant Riley and Lloyd Miller.

         On March 17, 2003, the Company informed the Shareholder Committee that it had rejected the Shareholder Committee's request to call a special meeting of the shareholders because it appeared the request was not executed by shareholders having record ownership of shares entitled to cast 10 percent of the votes at a special meeting. The Shareholder Committee responded that, pursuant to its review of the applicable provisions of the California General Corporation Law and the Company's bylaws, the Company's rejection was in error, as the signatories did have the required 10 percent record ownership.

         Subsequently, the Company informed the Shareholder Committee that it was rejecting the request for a special meeting because the Company believed some members of the Shareholder Committee had


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


signed the request as individuals and did not clearly indicate they also signed on behalf of any trusts for which they are trustees or any partnerships of which they are partners.

         Therefore, rather than discuss the issue further, on March 19, 2003, the Shareholder Committee members re-executed the request for a special meeting and delivered the second request to the Company.

         On April 14, 2003, B. Riley and Company, Inc. nominated Michael Targoff as the Shareholder Committee's sixth nominee.

         As of the date of this filing, the Company has posted negative earnings for 8 consecutive quarters and for 15 out of the last 19 quarters and now has an accumulated deficit of over $47 million.





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


                            II. REMOVAL OF DIRECTORS

         The Shareholder Committee has called the Special Meeting to present a proposal to remove all of the current members of the Company's Board of Directors.

         Under California law, the affirmative vote of the holders of a majority of the outstanding shares entitled to vote at the special meeting is required to adopt this proposal. No showing of cause is required. Thus, if you abstain, if there is a "broker non-vote" with regard to your shares (that is, if your shares are held of record by your broker without discretionary authority and you do not give him voting direction), or if your shares are not present to vote at the Special Meeting (either in person or by proxy), it will have the same effect as a vote against the proposal to remove all of the Company's current directors. Abstentions are the equivalent of a vote against the removal of the current members of the Company's board because the removal requires the affirmative vote of a majority of all the shares, not just those voting at the meeting.

         WE STRONGLY RECOMMEND THAT YOU VOTE FOR OUR PROPOSAL TO REMOVE ALL OF THE CURRENT MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS.


                           III. ELECTION OF DIRECTORS

         If the Company's shareholders approve our proposal to remove all of the current members of the Company's Board of Directors, then the shareholders will also vote on a proposal to fill the vacancies on the Board created by the removal of the current directors by electing new directors to serve on the Board until the next annual meeting of shareholders or until the election and qualification of each of their successors.

         Under the Company's Bylaws and California law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) is required to elect the Shareholder Committee Nominees. Broker non-votes with respect to the election of directors will not affect the outcome of the vote on such matter unless they result in the nominees with the greatest numbers of votes not also receiving a majority of the required quorum (in the Company's case, more than 25% plus one share). Abstentions are not treated as votes cast for or against the election of directors, but they are treated as represented at the meeting and part of the quorum with respect to such matter and therefore have the same legal effect as a vote against such matter.

         WE STRONGLY RECOMMEND A VOTE FOR THE SHAREHOLDER COMMITTEE NOMINEES, KEVIN DOUGLAS, KENNETH POTASHNER, MILTON BORKOWSKI, BRYANT RILEY, LLOYD MILLER AND MICHAEL TARGOFF.

GENERAL

         The Company's Board of Directors currently is composed of six directors. Each director is elected to hold office until the Company's next annual meeting or until the election and qualification of each of their successors.

         The Shareholder Committee Nominees - Kevin Douglas, Milton Borkowski, Kenneth Potashner, Bryant Riley, Lloyd Miller and Michael Targoff - are described in more detail below. None of the


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Shareholder Committee Nominees are members of the present board, and each
Shareholder Committee Nominee is a citizen of the United States.

         Each Shareholder Committee Nominee has consented in writing to being named as a nominee for election as a director in the proxy materials to be used in connection with the Special Meeting and, if elected, has consented to serving as a director. The Shareholder Committee is unaware of any reason why any Shareholder Committee Nominee, if elected, should be unable to serve as a director. If for any reason any Shareholder Committee Nominee is unable to or declines to serve, the WHITE proxy cards solicited by the Shareholder Committee will be voted for any substitute nominee who shall be designated by Bryant Riley to fill the vacancy.

         If elected, the Shareholder Committee Nominees currently intend to do the following as soon as possible pursuant to the Company's Articles of Incorporation, Bylaws and applicable law:

                  o        remove the Company's poison pill;

                  o propose that the Company's Articles of Incorporation be amended at the Company's next annual meeting to reinstate cumulative voting;

                  o amend the Company's Bylaws to allow shareholder action by written consent and to reduce the timing and information restrictions on shareholder proposals and nominees to the minimum required under California law and the Federal securities laws;

                  o review the Company's retention of Lehman Brothers to see if it is in the best interest of the Company's shareholders. If so, Lehman Brothers shall be instructed to actively pursue value maximization strategies for the shareholders of the Company; and

                  o take a proactive approach to maximizing the value of the Company's shares.

                  o The Committee hopes the Company's managers would remain with the Company and assist with a turn-around or sale process, rather than resigning to take benefits under their "golden parachute" contract, but expects to retain an executive search firm in case the managers plan to resign.

         Each Shareholder Committee Nominee has furnished the Shareholder Committee with information concerning his principal occupation for the proceeding five-year period, business addresses and other matters. Except as disclosed herein, (a) no Shareholder Committee Nominee has ever served as an officer, director or employee of the Company, (b) there are no arrangements or understandings between any Shareholder Committee Nominee and any other person pursuant to which that the Shareholder Committee Nominee was selected as a nominee to serve as a director of the Company or with respect to any future employment by the Company or any future transactions to which the Company or any of its affiliates will or may be a party and (c) no Shareholder Committee Nominee shall receive any form of compensation for serving in the capacity as a director of the Company, other than compensation based solely on the performance of the Company in the form of a one-time grant of options to purchase 75,000 shares of the Company's common stock having exercise prices equal to or greater than the closing price of the Company's common stock on March 4, 2003, the day before the Shareholder Committee publicly announced its candidacy. These options will be granted pursuant to the Company's existing option plans, if permitted thereunder and by applicable law.


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


THE SHAREHOLDER COMMITTEE NOMINEES

         KEVIN DOUGLAS, 40, has served as the Chairman of the Board of Douglas Telecommunications, Inc., an operator of cellular properties, since 1992. In 1992, Mr. Douglas founded Blackwater Cellular Corporation, a Cellular One franchisee, and served as its President from its founding until 2000, when he sold the company to Verizon Wireless. Mr. Douglas received his BA from Stanford University and his JD from Hastings College of law.

         MILTON BORKOWSKI, 66, has been retired since 1997. Previously he spent forty years at Westinghouse Corporation and then Northrop Grumman, where he had served as the vice president and general manager of the Command, Control, Communications, Intelligence and Naval Divisions. At Westinghouse, Mr. Borkowski was responsible for the development and production of all anti-submarine warfare, international air traffic control systems, torpedoes, domestic C3I systems, marine propulsion systems and missile launching systems. Mr. Borkowski received his B. S. in Mathematics from Loyola College.

         KENNETH POTASHNER, 45, has served as a director of Maxwell Technologies, Inc., a Nasdaq National Market System listed company, since 1996 and became Chairman of the Board of Maxwell Technologies in 1997. From 1996 to 1998, Mr. Potashner served as Maxwell Technologies' President, Chief Executive Officer and Chief Operating Officer. Mr. Potashner served as Chairman of the Board, President and Chief Executive Officer of SonicBlue, a Nasdaq National Market System listed company, from 1998 until 2002. From 1994 to 1996, Mr. Potashner served as Executive Vice President, Operations, for Conner Peripherals, Inc. From 1991 through 1994, Mr. Potashner was Vice President, Product Engineering, for Quantum Corporation. Mr. Potashner is also a member of the Board of Directors of Newport Corporation, a Nasdaq National Market System listed company. Mr. Potashner received his Bachelor of Science in Electrical Engineering for Lafayette College and his M.S in Electrical Engineering from Southern Methodist University.

         BRYANT RILEY, 36, has served as the Chairman and Chief Executive Officer of B. Riley and Co, Inc., a stock brokerage firm, since founding the firm in 1997. Mr. Riley also has served as the Chairman and Chief Executive Officer of Riley Investment Management, LLC, an investment management company, since founding the company in 2000. From 1996 to 1997, Mr. Riley was an equity salesman with Dabney/Resnick Inc., a stock brokerage firm, From 1995 to 1996, Mr. Riley managed the institutional equity department of Gaines, Berland Inc., a stock brokerage firm. From 1993 to 1995, Mr. Riley co-managed the equity department of Dabney/Resnick Inc. In 1991, Mr. Riley co-founded Huberman Riley, a brokerage firm based on Dallas, Texas, and served as its President until 1993. From 1989 to 1991, Mr. Riley served in various positions with LH Friend, Weinress & Francson, an Irvine, CA based stock brokerage firm. Mr. Riley received his BS in Finance from Lehigh University.

         LLOYD MILLER, 47, is an independent investor. Mr. Miller has served as a director of Stamps.com since 2002 and Aldila, Inc. since 2001, both Nasdaq National Market System listed companies, and has served as a director of Advantica Restaurant Group, an OTC Bulletin Board listed company, since 2000. Mr. Miller is also a member of the Chicago Board of Trade and the Chicago Stock Exchange. Mr. Miller previously served as a director of several companies, including Anacomp, Inc., Vulcan International and American Controlled Industries. Mr. Miller is a Registered Investment Advisor and received his BA from Brown University.

         MICHAEL TARGOFF, 58, is the owner of Michael B. Targoff & Co., a company he founded in January 1998 that seeks active or controlling investments in telecommunications and related industry early stage companies. From January 1996 through January 1998, Mr. Targoff was president and chief operating officer of Loral Space and Communications Ltd. Mr. Targoff had been senior vice president of


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


Loral Corporation prior to the combination of Loral's defense electronics and systems integration businesses with Lockheed Martin in 1996. Mr. Targoff serves as a director of Globalstar Telecommunications Ltd., Leap Wireless International Inc., ViaSat, Inc. and Infocrossing Inc.

COMMON STOCK OWNERSHIP OF THE SHAREHOLDER COMMITTEE NOMINEES

         The following table sets forth the beneficial ownership, as of April 4, 2003 (the "Record Date"), of the Common Stock by each of the Shareholder Committee Nominees. Except as otherwise indicated below, all shares indicated are held with sole voting and disposition rights.



                           NUMBER OF SHARES            PERCENT
             NAME                OWNED               OF CLASS(1)

Kevin Douglas               353,400(2) (3)              2.86%
Milton Borkowski                  -0-
Kenneth Potashner                 -0-
Bryant Riley                723,092(2) (4)              5.86%
Lloyd Miller                232,100(2) (5)              1.88%
Michael Targoff                   -0-

------------------------------------

(1) On the Record Date, according to the Company's preliminary proxy statement filed under cover of Schedule 14A on April 7, 2003, the Company had 12,342,164 shares of its common stock, having no par value, outstanding.

(2) As a member of the Shareholder Committee, the party is deemed to have beneficial ownership of all shares owned by members of the Shareholder Committee. The total number of shares beneficially held by the members of the Shareholder Committee is 1,265,675 representing 10.26% of the class.

(3) Includes 107,480 shares held by Kevin G. Douglas & Michelle M. Douglas as Trustees of the James & Jean Douglas Irrevocable Descendant's Trust. Also includes 112,812 shares held by James E. Douglas, Jr. & Jean A. Douglas as Trustees of the Douglas Family Trust. Also includes 125,768 shares held by Kevin Douglas & Michelle M. Douglas. Also includes 7,340 shares held by James E. Douglas III.

(4) Includes 133,092 shares held by B. Riley & Company. Also includes 10,000 shares held by B. Riley & Company Holdings. Also includes 580,000 shares held by SACC Partners LP.

(5) Includes 19,300 shares held by PNC Bank FAO Lloyd I Miller A-4 Irrevocable Trust. Also includes 6,500 shares held by Lloyd I Miller III CDN Alexandra Miller UTGMA FL. Also includes 20,500 shares held by PNC Bank FAO Lloyd I. Miller Fund C. Also includes 1,500 shares held by Lloyd I Miller III and Martin G Miller Co-ITEES Lloyd Crider GST. Also includes 3,400 shares held by Lloyd I Miller III TTEE Catherine C. Miller. Also includes 3,400 shares held by Lloyd I Miller III Kimberley S. Miller Trust. Also includes 1,500 shares held by Milfam II LLC. Also includes 1,500 shares held by Lloyd I Miller III CDN Lloyd I Miller IV UGTMA FL. Also includes 174,500 shares held by Northern Trust FAO Milfam II LP.

         For information with respect to all securities purchased or sold by Bryant Riley, Lloyd Miller and Bricoleur Capital Management in the past two years, please see Exhibit B attached to our Preliminary Proxy Statement filed with the Securities and Exchange Commission on March 28, 2003 under cover of
Schedule 14A. The Shareholder Committee will provide you with a copy of this Exhibit free of charge upon written or telephonic request directed to our Proxy Solicitor, MacKenzie Partners, Inc. at 105 Madison Avenue, New York, New York 10016, (212) 929-5500 (Call Collect) or (800) 322-2885 (Toll Free). These
materials are also available without charge at the Securities and Exchange Commission's website at www.sec.gov. Milton Borkowski, Kenneth Potashner and Michael Targoff have never owned the Company's securities. Kevin Douglas has made the following purchases and sales of the Company's securities in the past two years:



                                      Kevin Douglas      Douglas Trust      Desc. Trust   James E Douglas III
                                        # of Shares        # of Shares      # of Shares           # of Shares
    Date             Price            Bought/(Sold)      Bought/(Sold)    Bought/(Sold)         Bought/(Sold)
    ----             -----         ---------------------------------------------------------------------------
   11/14/2002          5.613                 46,900             47,000           46,900
   12/26/2002          6.795                                    13,700
   12/27/2002          6.800                 14,800                              13,600
     1/2/2003          6.900                  2,300              2,200            2,200
     1/9/2003          6.492                  4,300              4,300
    1/10/2003          6.492                                                      4,300
    1/15/2003          6.399                 14,600             14,600           14,600
    1/22/2003          6.440                                    11,200
    1/27/2003          6.440                 11,300                              11,200
     2/5/2003          6.689                  6,060              3,810            2,820                 1,410
     2/6/2003          6.875                    560                350              260                   130
     2/7/2003          6.848                 10,020              6,290            4,660                 2,330
    2/10/2003          6.800                     43                 27               20                    10
    2/11/2003          6.860                  1,420                890              660                   330
    2/12/2003          6.860                    300                190              140                    70
    2/13/2003          6.860                    390                240              180                    90
    2/14/2003          6.830                     85                 55               40                    20
    2/18/2003          6.830                 11,310              7,100            5,260                 2,630
    2/21/2003          7.284                    130                 80               60                    30
    2/24/2003          6.866                  1,250                780              580                   290
                                   ---------------------------------------------------------------------------
                                            125,768            112,812          107,480                 7,340
                                   ===========================================================================


ADDITIONAL INFORMATION REGARDING THE SHAREHOLDER COMMITTEE NOMINEES

         No Shareholder Committee Nominee has any family relationships with any executive officer or director of the Company or each other, or has been involved in any legal proceedings of the type required to be disclosed by the rules governing this solicitation. No Shareholder Committee Nominee is currently, or has been, involved in any business relationship with the Company or any of its affiliates. No Shareholder Committee Nominee has been indebted to the Company or any of its affiliates.

                               IV. OTHER MATTERS

         No business may be transacted at the Special Meeting, other than the matters described in the Notice of Special Meeting of Shareholders sent to the Company's shareholders on April 7, 2003.

                           V. ADDITIONAL INFORMATION

         In reliance upon Rule 14a-5(c) of the Securities Exchange Act of 1934, reference is made to the Company's proxy statement dated April __, 2003, which was sent to you by the Company, for a full description of management's director nominees, the securities ownership of the Company, and information about the Company's officers and directors, including compensation information. Also included in the Company's proxy statement is the date by which shareholder proposals intended to be submitted at the Company's next annual meeting must be received by the Company for inclusion in the Company's proxy statement and form of proxy.

QUORUM

         The holders of a majority of Celeritek's outstanding shares as of the record date must be present in person or by proxy at the special meeting in order to conduct business at the special meeting. This is called a quorum. Shares represented by proxies that reflect abstentions or broker non-votes will be counted for purposes of determining the presence of a quorum at the special meeting.

VOTING

         The Board of Directors has fixed the close of business on April 4, 2003 as the record date for the determination of shareholders entitled to notice of, and to vote at, this Special Meeting. According to the Company's preliminary proxy statement filed April 7, 2003, as of April 4, 2003 the Company had outstanding 12,342,164 shares.

         You may vote FOR, AGAINST or ABSTAIN with respect to our proposal to remove all of the current members of the Board of Directors. You may vote FOR ALL of the Shareholder Committee Nominees or you may WITHHOLD AUTHORITY FOR ALL, you may also withhold authority for any individual Shareholder Committee Nominee. Each share of Common Stock is entitled to one vote. In the election of directors, each shareholder has the right to vote the number of shares owned by such shareholder for as many persons as there are directors to be elected. Shareholders do not have the right to cumulate votes.

         The proxy holder identified in the WHITE proxy card accompanying this Proxy Statement will vote all WHITE proxy cards in accordance with the instructions contained in the WHITE proxy card and, if no choice is specified, shares represented by the enclosed WHITE proxy card will be voted FOR the removal of all of the current directors of the Company and FOR election of the Shareholder Committee Nominees as directors of the Company.

         REMEMBER, YOUR LATEST DATED PROXY IS THE ONLY ONE WHICH COUNTS, so return the WHITE proxy card accompanying this Proxy Statement even if you delivered a prior proxy to the Company. We urge you not to vote any proxy card sent to you by the company with respect to the Company's slate of nominees to the Board of Directors.

DISSENTERS' RIGHTS

         The Company's shareholders have no dissenters' rights under the General Corporation Law of the State of California in connection with the transaction contemplated herein.

REVOCABILITY OF PROXIES

         Any person giving a WHITE proxy card in the form accompanying this Proxy Statement has the power to revoke it at any time before its exercise. It may be revoked by filing with the Shareholder Committee instrument of revocation or a duly executed proxy bearing a later date. It also may be revoked by furnishing the Company a later-dated proxy or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not itself revoke a proxy.

SOLICITATION

         These proxies are being solicited by the Shareholder Committee and the Shareholder Committee Nominees. Under applicable regulations of the Securities and Exchange Commission, each member of the Shareholder Committee and each of the Shareholder Committee Nominees is deemed to be a

"participant" in the Shareholder Committee's solicitation of proxies in connection with the Special Meeting. Information concerning the Shareholder Committee members, including the addresses and share ownership, is set forth on Exhibit A attached hereto. Each of the Shareholder Committee Nominees' business address is c/o The Celeritek Shareholder Protective Committee c/o B. Riley and Co. Inc., 11150 Santa Monica Blvd., Los Angeles CA 90024.

         Copies of solicitation material will be furnished without charge to banks, brokerage houses, fiduciaries and custodians holding in their name shares of Common Stock beneficially owned by others to forward to such beneficial owners. The solicitation of proxies will be made by the use of the mails and through direct communication with certain shareholders or their representatives by the Shareholder Committee, who will receive no additional compensation therefor. In addition, the Shareholder Committee has engaged MacKenzie Partners, Inc. to solicit proxies, and the Shareholder Committee will pay a fee for these services, which is estimated to be up to $25,000. Approximately 30 persons will be used by MacKenzie Partners, Inc. in its solicitation efforts.

         The Shareholder Committee will bear the entire cost of this solicitation. Although no precise estimate can be made at the present time, we currently estimate that the total expenditures relating to the proxy solicitation incurred by the Shareholder Committee will be approximately $50,000, of which approximately $15,000 has been spent to date. The Shareholder Committee currently intends to seek reimbursement from the Company for the costs incurred in connection with the solicitation of shareholders. The question of such reimbursement will not be submitted to a vote of shareholders. The Shareholder Committee Nominees may incur incidental expenses if they meet in person or by telephone with shareholders, which the Shareholder Committee may or may not be asked to reimburse.

         If you have any questions about the issues raised in this proxy contest or for immediate assistance in voting your shares, please contact:

                                [GRAPHIC OMITTED]
                                   MacKenzie
                                 Partners, Inc.

                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                                       or
                           (800) 322-2885 (Toll Free)

                                                                Preliminary Copy


                                   EXHIBIT A

                       INFORMATION ABOUT THE PARTICIPANTS
                         IN THIS SOLICITATION OF PROXIES

--------------------------------------------------------------------------------
                  NAME AND                 NUMBER OF           PERCENT OF
                  ---------                ----------          ----------
               BUSINESS ADDRESS           SHARES OWNED           CLASS(1)
               ----------------           ------------           -----
--------------------------------------------------------------------------------
The Shareholder Committee(2)              1,265,675(3)           10.25%
c/o B. Riley and Co. Inc.
11150 Santa Monica Blvd.
Los Angeles, CA 90024

--------------------------------------------------------------------------------
B. Riley and Co. Inc.                       133,092(3)            1.08%
11150 Santa Monica Blvd.
Los Angeles, CA 90024

--------------------------------------------------------------------------------
B. Riley and Co. Holdings, LLC               10,000(3)            0.08%
11150 Santa Monica Blvd.
Los Angeles, CA 90024

--------------------------------------------------------------------------------
Bricoleur Capital Management                537,083(3)(4)         4.35%
12230 El Camino Real Suite 100
San Diego, CA 92130

--------------------------------------------------------------------------------
Kevin Douglas                               353,400(2)(5)         2.86%
1101 5th Avenue, Suite 360
San Rafael, CA 94901

--------------------------------------------------------------------------------
Lloyd Miller                                232,100(2)(6)         1.88%
4550 Gordon Drive
Naples, FL 34102

--------------------------------------------------------------------------------
Bryant Riley                                723,092(7)            5.86%
11150 Santa Monica Blvd.
Los Angeles, CA 90024

--------------------------------------------------------------------------------

----------------------------------------------

(1) On the Record Date, according to the Company's preliminary proxy statement filed under cover of Schedule 14A on April 7, 2003, the Company had 12,342,164 shares of its common stock, having no par value, outstanding.

(2) The members of the Shareholder Committee are: B. Riley and Co. Inc., B. Riley and Co. Holdings, LLC, Bricoleur Capital Management, Kevin Douglas, and Lloyd Miller.

(3) As a member of the Shareholder Committee, the party is deemed to have beneficial ownership of all shares owned by members of the Shareholder Committee. The total number of shares beneficially held by the members of the Shareholder Committee is 1,265,675, representing 10.26% of the class.

(4) Includes 98,000 shares held by Bricoleur Partners, L.P. Also includes 127,300 shares held by Bricoleur Partners II L.P. Also includes 48,000 shares held by Bricoleur Enhanced, L.P. Also includes 100 shares held by Bric 6 L.P. and an option held by Bric 6 L.P. to acquire 12, 400 shares. Also includes 3,400 shares held by Bricoleur SphinX, Ltd. Also includes 122,083 shares held by Bricoleur Offshore, Ltd. Also includes 4,500 shares held by Plus Funds, Ltd. Also includes 14,900 shares held by HSBC Managed Trust, Ltd. Also includes 88,800 shares held by Lyxor/Bricoleur Fund, Ltd. Also includes 11,700 shares held by Bricoleur Enhanced Offshore, Ltd. Also includes 5,900 Shares held by The Partners Group.

(5) Includes 107,480 shares held by Kevin G. Douglas & Michelle M. Douglas as Trustees of the James & Jean Douglas Irrevocable Descendant's Trust. Also includes 112,812 shares held by James E. Douglas, Jr. & Jean A. Douglas as Trustees of the Douglas Family Trust. Also includes 125,768 shares held by Kevin Douglas & Michelle M. Douglas. Also includes 7,340 shares held by James E. Douglas III.

(6) Includes 19,300 shares held by PNC Bank FAO Lloyd I Miller A-4 Irrevocable Trust. Also includes 6,500 shares held by Lloyd I Miller III CDN Alexandra Miller UTGMA FL. Also includes 20,500 shares held by PNC Bank FAO Lloyd I. Miller Fund C. Also includes 1,500 shares held by Lloyd I Miller III and Martin G Miller Co-ITEES Lloyd Crider GST. Also includes 3,400 shares held by Lloyd I Miller III TTEE Catherine C. Miller. Also includes 3,400 shares held by Lloyd I Miller III Kimberley S. Miller Trust. Also includes 1,500 shares held by Milfam II LLC. Also includes 1,500 shares held by Lloyd I Miller III CDN Lloyd I Miller IV UGTMA FL. Also includes 174,500 shares held by Northern Trust FAO Milfam II LP.

(7) Includes 133,092 shares held by B. Riley & Company. Also includes 10,000 shares held by B. Riley & Company Holdings. Also includes 580,000 shares held by SACC Partners LP.

              LET'S MAKE THE SHAREHOLDERS A PRIORITY AT CELERITEK!
                SUPPORT OUR EFFORTS TO ENHANCE SHAREHOLDER VALUE.
                        VOTE THE WHITE PROXY CARD TODAY!



         If you have any questions about the issues raised in this proxy contest, or for immediate assistance in voting your shares, please contact:

                                [GRAPHIC OMITTED]
                                   MacKenzie
                                 Partners, Inc.

                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                                       or
                           (800) 322-2885 (Toll Free)


         The Celeritek Special Meeting is May 19, 2003. To support the Shareholder Committee Nominees, you must sign, date and return the enclosed WHITE proxy card in the envelope provided.

         Even if you have already returned a proxy card to management, you have every right to revoke your earlier vote by signing, dating and mailing a WHITE proxy card today.

         REMEMBER . . . ONLY YOUR LATEST DATED PROXY COUNTS AND YOU CAN VOTE FOR THE SHAREHOLDER COMMITTEE NOMINEES ONLY ON THE WHITE PROXY CARD.

         PLEASE INDICATE YOUR SUPPORT FOR THE SHAREHOLDER COMMITTEE'S NOMINEES BY COMPLETING, SIGNING AND DATING THE ENCLOSED WHITE PROXY CARD AND RETURNING IT PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF THE ENVELOPE IS MAILED IN THE UNITED STATES.

                                                                Preliminary Copy


                                      PROXY


    THIS PROXY IS SOLICITED BY THE CELERITEK SHAREHOLDER PROTECTIVE COMMITTEE
       (THE "SHAREHOLDER COMMITTEE") AND NOT BY THE BOARD OF DIRECTORS OF
                                CELERITEK, INC.

                         SPECIAL MEETING OF SHAREHOLDERS

         The undersigned hereby appoints Bryant Riley and Lloyd Miller, each or any of them with full power of substitution, as Proxy for the undersigned to vote all shares of common stock, no par value of Celeritek, Inc. (the "Company"), which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on May 19, 2003, at 10:00 a.m. (local time) or any adjournment(s) or postponement(s) thereof (the "Special Meeting"), as follows:

The Shareholder Committee Recommends a Vote FOR Proposals 1 and 2.

1.       REMOVAL OF ALL CURRENT DIRECTORS OF THE COMPANY

                  FOR [ ]         AGAINST [ ]       ABSTAIN [ ]

2. ELECTION OF DIRECTORS TO FILL VACANCIES ON THE COMPANY'S BOARD CREATED BY THE REMOVAL OF ALL CURRENT DIRECTORS OF THE COMPANY

         THE SHAREHOLDER COMMITTEE NOMINEES ARE:

                  KEVIN DOUGLAS, KENNETH POTASHNER, MILTON BORKOWSKI, BRYANT RILEY, LLOYD MILLER AND MICHAEL TARGOFF

                  FOR ALL [ ]               WITHHOLD AUTHORITY FOR ALL [ ]

(AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE(S) MAY BE WITHHELD BY LINING THROUGH OR OTHERWISE STRIKING OUT THE NAME(S) OF SUCH NOMINEE(S).)



              IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

         The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned.

         If properly executed, this proxy will be voted as directed above. If no direction is given, this proxy will be voted FOR the removal of all current directors of the Company and FOR the election of all Shareholder Committee Nominees.

                                    Dated:                     , 2003
                                          ---------------------


                                    --------------------------------------------
                                    Signature

                                    Name:
                                         ---------------------------------------

                                    Title:
                                          --------------------------------------



                                    --------------------------------------------
                                    Signature

                                    Name:
                                         ---------------------------------------

                                    Title:
                                          --------------------------------------



THE SIGNATURE(S) ABOVE SHOULD AGREE WITH THE NAME(S) SHOWN ON THIS PROXY. WHERE STOCK IS OWNED BY MORE THAN ONE PERSON, ALL OWNERS SHOULD SIGN THE PROXY.